

16012152

SEC Mail Processing Section

FEB 26 2016

Washington DC

) STATES
(CHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-53487

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2015 (MM/DD/YY) AND ENDING 12/31/2015 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BFT Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2312 School Lane
(No. and Street)

Bedford	Texas	76021
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John A. Sivo (214) 989-6902
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

CF & Co., L.L.P.
(Name – if individual, state last, first, middle name)

8750 N. Central Expressway, Suite 300	Dallas	TX	75231
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Stephen D. Tally, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of BFT Financial Group, LLC, as of December 31, 2015, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Deborah G. Means
NOTARY PUBLIC
STATE OF TEXAS
ID 8102974
02-14-2018

Signature

Chief Executive Officer
Title

Notary Public

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows.
- [x] (e) Statement of Changes in Stockholders' Equity or partners' or Sole Proprietor's Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [x] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Independent Auditor's Report on Internal Control.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).


ACCOUNTANTS
CONSULTANTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
BFT Financial Group, LLC

We have audited the accompanying statement of financial condition of BFT Financial Group, LLC (the "Company") as of December 31, 2015, and the related statements of income, changes in liabilities subordinated to claims of general creditors, changes in members' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of BFT Financial Group, LLC as of December 31, 2015, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The supplementary information contained in Schedule I and II (the "Supplemental Information") has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Supplemental Information is fairly stated, in all material respects, in relation to the financial statements as a whole.

CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

BFT Financial Group, LLC
Statement of Financial Condition
December 31, 2015

ASSETS

Cash	$	152,510
Other assets		26,054
Total Assets	$	178,564

LIABILITIES AND MEMBERS' EQUITY

Liabilities		
Accounts payable and accrued expenses	$	88,139
Total liabilities		88,139
Members' equity		90,425
Total Liabilities and Members' Equity	$	178,564

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC
Statement of Income
For the Year Ended December 31, 2015

Revenue	
Commissions	$ 882,085
Investment management fees	3,804,565
Other revenue	147,238
Total revenue	4,833,888
Expenses	
Registered representatives compensation	4,295,920
Compensation and benefits	272,279
Communications	23,680
Occupancy and equipment costs	62,332
Advertising and promotions	5,870
Data processing	56,774
Regulatory fees	24,340
Other	91,833
Total expenses	4,833,028
Net Income	$ 860

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2015

Balance, December 31, 2014	$	89,565
Net income		860
Balance, December 31, 2015	$	90,425

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC
Statement of Changes in Liabilities Subordinated
to Claims of General Creditors
For the Year Ended December 31, 2015

Balance, December 31, 2014	$	--
Additions		--
Retirements		--
Balance, December 31, 2015	$	--

The accompanying notes are an integral part of these financial statements.

BFT Financial Group, LLC

Statement of Cash Flows

For the Year Ended December 31, 2015

Cash Flows from Operating Activities		
Net income	$	860
Adjustments to reconcile net income to net cash provided (used) by operating activities:		
Change in assets and liabilities:		
Decrease in other assets		37,639
Decrease in accounts payable and accrued expenses		(73,692)
Net cash provided (used) by operating activities		(35,193)
Cash Flows from Investing Activities		--
Cash Flows from Financing Activities		--
Net increase in cash		(35,193)
Beginning cash		187,703
Ending cash	$	152,510

Supplemental Disclosures

There was no cash paid for income taxes or interest.

The accompanying notes are an integral part of these financial statements.

Schedule I

BFT Financial Group, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Computation of Net Capital

Total members' equity qualified for net capital	$	90,425
Deductions and/or charges		
Non-allowable assets: Other assets		(26,054)
Net capital before haircuts on securities positions		64,371
Haircuts on securities (computed, where applicable, pursuant to Rule 15c3-1(f)):		--
Net capital	$	64,371

Aggregate Indebtedness

Items included in statement of financial condition		
Accounts payable and accrued expenses	$	88,139
Total aggregate indebtedness	$	88,139

BFT FINANCIAL GROUP, LLC
Notes to Financial Statements
December 31, 2015

Note 1 - Accounting Policies Followed by the Company

BFT Financial Group, LLC (a Texas Limited Liability Company) (the "Company") was formed December 8, 1999 and became effective as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) on January 11, 2002. The Company operates under SEC Rule 15c3-3(k)(1) which limits the Company's business to the distribution of mutual funds and variable life insurance or annuities. Additionally, no customer funds or securities can be held, under this provision. The Company is also registered with the SEC as an investment advisor under the Investment Advisers Act of 1940.

Profit and loss are allocated to members in accordance with their percentage ownership of outstanding units. Each member's liability is limited to his capital account balance.

Commission revenues and related expenses are recorded when earned. Advisory fee revenue is earned when services are rendered.

The Company's customers are primarily individuals residing in the Dallas/Fort Worth metropolitan area and other parts of Texas, Nebraska and California.

The Company is treated and taxed as a partnership for federal income tax purposes. Accordingly, any tax liability is the responsibility of the individual members.

Any potential interest and penalty associated with a tax contingency, should one arise, would be included as a component of income tax expense in the period in which the assessment arises. The Company's income tax returns are subject to examination over the statues of limitations, generally three years from the date of filing.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

In May 2014, the Financial Accounting Standards Board issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers", which provides guidance for revenue recognition. This ASU's core principle is that a company will recognize revenue when it transfers promised goods or services to customers in an amount that reflects consideration to which the company expects to be entitled in exchange for those goods or services. This ASU also requires additional disclosure about the nature, amount, timing, and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. ASU No. 2014-09 allows for either full retrospective or modified retrospective adoption. The ASU will be effective commencing with the Company's year ending December 31, 2018. The Company is currently assessing the potential impact of this ASU on its financial statements.

In August 2014, the FASB issued ASU 2014-15, Presentation of Financial Statements Going Concern (Subtopic 205-40) – Disclosure of Uncertainties about and Entity's Ability to Continue as a Going Concern. This ASU provides guidance about management's responsibility to evaluate whether there is substantial doubt about an

Supplemental Information

Pursuant to Rule 17a-5 of the

Securities Exchange Act of 1934

For the Year Ended

December 31, 2015

entity's ability to continue as a going concern and to provide related footnote disclosures. ASU 2014-15 is effective for the annual period ending after December 15, 2016, and for interim periods within annual periods beginning after December 15, 2016

Note 2 - Net Capital Requirements

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis.

At December 31, 2015, the Company had net capital of approximately $64,371 and net capital requirements of $5,876. The Company's ratio of aggregate indebtedness to net capital was 1.37 to 1. The Securities and Exchange Commission permits a ratio of no greater than 15 to 1.

Note 3 - Related Party Transactions

The Company paid an affiliate $48,000 for office space during 2015.

Schedule I (continued)

BFT Financial Group, LLC
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
As of December 31, 2015

Computation of Basic Net Capital Requirement

Minimum net capital required (6 2/3% of total aggregate indebtedness)	$ 5,876
Minimum dollar net capital requirement of reporting broker or dealer	$ 5,000
Minimum net capital requirement (greater of two minimum requirement amounts)	$ 5,876
Net capital in excess of minimum required	$ 58,495
Net capital less greater of 10% of aggregrate indebtedness, or 120% of net capital	$ 55,557
Ratio: Aggregate indebtedness to net capital	1.37 to 1

Reconciliation with Company's Computation

There were no material differences in the computation of net capital under Rule 15c 3-1 from the Company's computation.

Schedule II

BFT Financial Group, LLC
Computation for Determination of Reserve Requirements Under
Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2015

Exemptive Provisions

The Company has claimed an exemption from Rule 15c-3-3 under section (k)(1).



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON MANAGEMENT'S EXEMPTION REPORT

To the Members
BFT Financial Group, LLC

We have reviewed management's statements, included in the accompanying exemption report, in which *(a)* BFT Financial Group, LLC identified the following provisions of 17 C.F.R. § 15c3-3(k) under which BFT Financial Group, LLC claimed an exemption from 17 C.F.R. § 240.15c3-3:(k)(1) (the "exemption provisions") and *(b)* BFT Financial Group, LLC stated that BFT Financial Group, LLC met the identified exemption provisions throughout the year ended December 31, 2015 without exception. BFT Financial Group, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about BFT Financial Group, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.



CF & Co., L.L.P.

Dallas, Texas
February 25, 2016



FINANCIAL
GROUP

BFT Financial Group, LLC

Exemption Report

BFT Financial Group, LLC (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17 C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

The Company claimed an exemption from 17 C.F.R. § 240.15c3-3 under the following provisions of 17 C.F.R. § 240.15c3-3 (k)(1)

The Company met the identified exemption provisions in 17 C.F.R. § 240.15c3-3(k)(i) throughout the year ending December 31, 2015.

I, Stephen Tally, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.

By:

Title: CEO/CCO

February 25, 2016

BFT FINANCIAL GROUP LLC
2312 School Lane
Bedford, TX 76021
817.354.1090

BFTFinancial.com
member FINRA SIPC MSRB


ACCOUNTANTS
CONSULTANTS

INDEPENDENT ACCOUNTANT'S REPORT ON THE SIPC ANNUAL
ASSESSMENT REQUIRED BY SEC RULE 17a-5

To the Members
BFT Financial Group, LLC

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments ("Form SIPC-7") to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2015, which were agreed to by BFT Financial Group, LLC, the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC, solely to assist you and the other specified parties in evaluating BFT Financial Group, LLC's compliance with the applicable instructions of the Form SIPC-7. BFT Financial Group, LLC's management is responsible for BFT Financial Group, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursements records entries (cash disbursements journal), noting no differences.

2. Compared the amounts reported on the audited Form X-17A-5 Part III for the year ended December 31, 2015, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2015, noting that revenues were understated by $578 (0.01% of total revenue).

3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers derived from the general ledger, noting that deductions were overstated by $1,189 (0.13% of total deducted revenue).

4. Proved the mathematical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.



CF & Co., L.L.P.

Dallas, Texas
February 25, 2016

www.cfllp.com

8750 N. Central Expressway
Suite 300
Dallas, TX 75231-6464

972.387.4300
800.834.8586
972.960.2810 fax

Member: CPAmerica International, in alliance with Crowe Horwath International
The International Accounting Group
World Services Group

SIPC-7

(33-REV 7/10)

P.O. Box 92185 Washington, D.C. 20090-2185
202-371-8300

General Assessment Reconciliation

SIPC-7

(33-REV 7/10)

For the fiscal year ended 12/31/2015

(Read carefully the instructions in your Working Copy before completing this Form)

TO BE FILED BY ALL SIPC MEMBERS WITH FISCAL YEAR ENDINGS

1. Name of Member, address, Designated Examining Authority, 1934 Act registration no. and month in which fiscal year ends for purposes of the audit requirement of SEC Rule 17a-5:

20*20*******2767*********************MIXED AADC 220
053487 FINRA DEC
BFT FINANCIAL GROUP LLC
2312 SCHOOL LN
BEDFORD TX 76021-4645

Note: If any of the information shown on the mailing label requires correction, please e-mail any corrections to form@sipc.org and so indicate on the form filed.

Name and telephone number of person to contact respecting this form.

2. A. General Assessment (item 2e from page 2) $ 9875.16

B. Less payment made with SIPC-6 filed (exclude interest) (4890.60)

7-22-15
Date Paid

C. Less prior overpayment applied (—)

D. Assessment balance due or (overpayment) —

E. Interest computed on late payment (see instruction E) for______days at 20% per annum —

F. Total assessment balance and interest due (or overpayment carried forward) $ 4984.56

G. PAID WITH THIS FORM:
Check enclosed, payable to SIPC
Total (must be same as F above) $ 4984.56

H. Overpayment carried forward $(—)

3. Subsidiaries (S) and predecessors (P) included in this form (give name and 1934 Act registration number):

The SIPC member submitting this form and the person by whom it is executed represent thereby that all information contained herein is true, correct and complete.

BFT Financial Group LLC
(Name of Corporation, Partnership or other organization)

[signature]
(Authorized Signature)

Dated the 21 day of January, 20 16.

CEO / CCO
(Title)

This form and the assessment payment is due 60 days after the end of the fiscal year. Retain the Working Copy of this form for a period of not less than 6 years, the latest 2 years in an easily accessible place.

SIPC REVIEWER

Dates: ______ Postmarked ______ Received ______ Reviewed

Calculations ______ Documentation ______ Forward Copy ______

Exceptions:

Disposition of exceptions:

AND GENERAL ASSESSMENT

Amounts for the fiscal period
beginning 1/1/2015
and ending 12/31/2015

Item No.	Eliminate cents
2a. Total revenue (FOCUS Line 12/Part IIA Line 9, Code 4030)	$ 4,833,310
2b. Additions:	
(1) Total revenues from the securities business of subsidiaries (except foreign subsidiaries) and predecessors not included above.	
(2) Net loss from principal transactions in securities in trading accounts.	
(3) Net loss from principal transactions in commodities in trading accounts.	
(4) Interest and dividend expense deducted in determining item 2a.	
(5) Net loss from management of or participation in the underwriting or distribution of securities.	
(6) Expenses other than advertising, printing, registration fees and legal fees deducted in determining net profit from management of or participation in underwriting or distribution of securities.	
(7) Net loss from securities in investment accounts.	
Total additions	
2c. Deductions:	
(1) Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, from the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts, and from transactions in security futures products.	883 274
(2) Revenues from commodity transactions.	
(3) Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions.	
(4) Reimbursements for postage in connection with proxy solicitation.	
(5) Net gain from securities in investment accounts.	
(6) 100% of commissions and markups earned from transactions in (i) certificates of deposit and (ii) Treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date.	
(7) Direct expenses of printing advertising and legal fees incurred in connection with other revenue related to the securities business (revenue defined by Section 16(9)(L) of the Act).	
(8) Other revenue not related either directly or indirectly to the securities business. (See Instruction C): ______ (Deductions in excess of $100,000 require documentation)	
(9) (i) Total interest and dividend expense (FOCUS Line 22/PART IIA Line 13, Code 4075 plus line 2b(4) above) but not in excess of total interest and dividend income. $______	
(ii) 40% of margin interest earned on customers securities accounts (40% of FOCUS line 5, Code 3960). $______	
Enter the greater of line (i) or (ii)	
Total deductions	883 274
2d. SIPC Net Operating Revenues	$ 3,950,063
2e. General Assessment @ .0025	$ 9875.16
	(to page 1, line 2.A.)